S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 22, 2012

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 22, 2012 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX EXPLORATION UPDATE, LOS ZORROS PROJECT, CHILE

SAMEX is steadily advancing the exploration program at its Los Zorros property in Chile.  Drilling since mid December includes over 4700 meters in 11 holes (two holes are currently in progress) and has variably encountered anomalous and massive sulphide mineralization including; pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.

Item 5:

Full Description of Material Change

SAMEX is steadily advancing the exploration program at its Los Zorros property in Chile.  Drilling since mid December includes over 4700 meters in 11 holes (two holes are currently in progress) and has variably encountered anomalous and massive sulphide mineralization including; pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.  Program highlights include:

•

Milagro Project - Drill hole MW-12-01, located on the western edge of the Milagro gravity anomaly, encountered 22 meters of semi-massive to massive sulphide and oxide mineralization, composed of pyrite, magnetite, hematite and chalcopyrite.  Logging and sampling is in progress, which will be followed by assaying.  A 400 meter step out drill hole, MW-12-02 positioned more central within the Milagro gravity anomaly, has been started to follow up this encouraging intersection.

•

Nora Project, Target Zones C/D - Logging, sampling and assaying have been completed on the four holes within the project area, N-11-01A, B, C and N-11-02A.  Results are discussed below.  Please also see PDF graphics plate at www.samex.com for map and section views.

•

Nora Project, Target Zones A/B - Three deep holes have been drilled, N-11-03, -04, N-12-05 and a fourth N-12-06 is in progress.  Logging, sampling and assaying are in progress and will be reported when completed.

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Lora SE Project - Two holes, LSE-12-01, -02 were drilled in this project area to test geophysical gravity low, resistivity and chargeability anomalies - intercepts of mineralized quartz-eye diorite porphyry and altered mineralized sediments were encountered.  Logging, sampling and assaying are in progress and will be reported when completed.

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Cinchado Project - One deep drill hole SP-12-01, has been completed from the east side of Cinchado towards the west and underneath the old San Pedro gold mine.  Logging, sampling and assaying are in progress and will be reported when completed.

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Drill pads have been prepared for continuation of drilling at the Virgen del Carmen, Colorina, Milagro, Florida, and the Salvadora project areas.  Additional drill pads are in the process of being constructed in other project areas.

•

A new road to access the more northern Cresta de Gallo area is under construction along the eastern range front region of the property.

Current drilling at the Los Zorros Property is exploring for gold and silver at multiple project areas within the Company’s extensive land holdings that now cover more than 100 square kilometers.  This round of drilling is following up exploration results from earlier drilling and is also testing anomalies identified by the Titan-24 geophysical survey which was completed last year.

Nora Project, Target Zones C/D - SAMEX has been drilling in the Nora Project area which hosts a complex swarm of copper-gold-mineralized barite veins and a series of broad zones of anomalous gold.  Assay results have been received and compiled for four of the holes (DDH-N-11-01A, -01B, -01C and N-11-02A) drilled in Zone C and Zone D of the Nora Project area.  The holes were designed to follow-up on a significant interval of high-grade gold mineralization (15.96 g/t over 7.66 meters) in pyritized and silicified diorite-clast breccia intercepted in drill hole N-04-05 during 2004, and to test a target concept to determine if a gold-mineralized breccia mantos/stratigraphic unit was possibly wide-spread beneath the area.

A set of three drill holes (DDH-N-11-01A, N-11-01B, N-11-01C) were drilled at various angles from the same pad location (drill pad N-11-01) in order to test the concept of a mantos/stratigraphic control.  A fourth drill hole (DDH-N-11-02A) was positioned to drill steeply southeastward across the target interval in similar fashion to the nearby original 2004 “discovery” drill hole.  Three of the holes (DDH-N-11-01A, N-11-01B, and N-11-02A) holes made successful intact intersections through the targeted stratigraphic interval of “black silica” matrix diorite breccia, and hole N-11-01C intersected a similar layer much higher in the hole than anticipated - but the intersections in these mantos/stratigraphic units did not have any significant gold content.

However, highly anomalous amounts of gold and silver with highly anomalous copper were intersected from the surface (or near surface) to depths of about 40.0 to 60.0 meters in all three of the holes (DDH-N-11-01A, N-11-01B, N-11-01C) drilled from drill pad N-11-01) (see Table below). These shallow intersections appear to be related to two strongly quartz-sericite-pyrite altered vein/fault zones which trend through the vicinity of the drill pad (N-11-01).  The respective true widths of these intersections can only be estimated to be between 5 to 16 meters because the orientation of the drill holes is angled at a very acute angle (<100 to 200) to the steep westward dip of the vein/faults, thus smearing out the highly fractured intersections (see cross section figure).   Because of the highly fractured rock, core recovery in these intervals was overall poor.   Other intervals of anomalous gold and copper were also intersected at greater depths in these holes and appear to be related to quartz-sericite-pyrite altered vein/faults.

Hole Number	From (m)	To (m)	Interval (m)	Gold Range (g/t)	Gold Avg. (g/t)	Silver Range (g/t)	Silver Avg. (g/t)	Copper Range (ppm)	Copper Avg. (ppm)
N-11-01A	11	18	7	0.274 - 2.69	1.34	4.3-7.2	5.47	1650-3330	2293
and	24	40.7	16.7	0.077-1.74	0.4	2.6-14	7.03	1180-11100	4173

N-11-01B	6	61.8	55.8	0.061-1.4	0.29	1.3-11.1	4.14	1010-51310	6090
and	80.3	91.2	10.9	0.174-1.75	0.55	0.8-3.4	2.23	61-9910	2222
and	221.8	224.2	2.4	0.258-1.04	0.55	3.5-6.4	4.58	3270-9980	7463

N-11-01C	17	41	24	0.048-2.72	0.5	0.6-7.9	2.92	993-4100	2361
and	50	58.8	8.8	0.062-1.095	0.57	1.4-3.0	2.34	215-2540	826
and	155	155.85	0.85		0.218		1.1		1405
and	164.6	165.5	0.9		0.161		5		12060
and	218	227	9	0.253-0.694	0.44	0.1-1.6	0.6	6.0-16.0	9

N-11-02A	350.4	352.2	1.8		1.575		2.6		2340
All lengths are down hole distances - true widths of the mineralized structures are not known

The additional information gleaned in these recent drill holes suggests that the interval of high-grade gold mineralization intersected in 2004 may be related to one of the steep (near vertical) fault/vein structures – perhaps comprising part of the wide mineralized quartz-sericite-pyrite alteration halo - instead of being part of a mantos-style (near horizontal/stratigraphic) layer.  The intervals of highly anomalous gold and silver with highly anomalous copper in these new holes all appear to be associated with quartz-sericite-pyrite altered fault/veins (vertical/steep oriented structures).

The complex swarm of copper-gold-mineralized barite veins and broad zones of anomalous gold present at surface in the Nora Project area may be leakage up from deeper-seated mineralization in vertical/steep oriented structures beneath the area.  The recent drill holes (DDH-N-11-01A, -01B, -01C) were oriented as steep-angle holes in order to test through mantos-style (near horizontal/stratigraphic) layers; however, a program of low-angled holes would need to be considered in order to test the nature and true width of vertical/steep oriented structures at depth in prospective Zones C and D and in the broader and more-strongly veined prospective Zone A.

The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas that are yet to be systematically explored by SAMEX.

SAMEX is making steady progress in exploring this large and complex district and continues to develop a clearer understanding of the controls and influences that gave rise to mineralization on the property. SAMEX is well funded to advance the exploration of its high-priority precious metal projects at Los Zorros, while bringing forward numerous additional targets in the district.  The Company holds a portion of its working capital in the form of gold and silver bullion.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 22nd day of March, 2012.

“Larry D. McLean”

Director